SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period February 14, 2007

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period February 1, 2007 to February 14, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:
Name:	Stephen Foster
Title:	Company Secretary
Date:	February 14, 2007

ASX Limited ABN 98 008 624 691 Level 45 Rialto South Tower 525 Collins Street Melbourne VIC 3000

GPO Box 1784Q Melbourne VIC 3001

Telephone 61 (03) 9617 8658 Facsimile 61 (03) 9617 8658 Internet http://www.asx.com.au

14 February 2007

Mr Stephen Foster

Company Secretary & General Counsel

Alumina Limited

By e-mail

Dear Stephen

Alumina Limited (the “Company”)

RE: PRICE QUERY

We have noted a change in the price of the Company’s securities from $6.83 as at the close of trading on Monday 12 February 2007 to a high of $7.40 yesterday. We have also noted an increase in volume in this period.

In light of the price change and volume increase, please respond to each of the following questions.

1.	Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

In answering this question, please address recent press speculation concerning a possible takeover of Alcoa Inc. by either Rio Tinto Limited or BHP Billiton Limited and the possible impications for the Company resulting from that takeover; and/or that the Company may be the subject of a private equity bid.

2.	If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3.	Is there any reason to think that there may be a change in the net operating result attributable to members so that the figure for the half year 30 June 2007 would vary from the previous corresponding period by more than 15%? If so, please provide details as to the extent of the likely variation.

4.	Is there any reason to think that the Company may record any material abnormal or extraordinary items for the half year ending 30 June 2007? If so, please provide details.

5.	Is there any other explanation that the Company may have for the price change in the securities of the Company?

6.	Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me by e-mail at dean.litis@asx.com.au. It should not be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than 12 noon E.D.S.T today 14 February 2007.

Under listing rule 18.7A, a copy of this query and your response will be released to the market, so your response should be in a suitable form and separately address each of the questions asked. If you have any queries or concerns, please contact me immediately.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity’s securities. The exceptions to this requirement are set out in listing rule 3.1A.

In responding to this letter you should consult listing rule 3.1 and Guidance Note 8 – Continuous Disclosure: listing rule 3.1.

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company’s securities. As set out in listing rule 17.1 and Guidance Note 16 – Trading Halts we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

•	The reasons for the trading halt.

•	How long you want the trading halt to last.

•	The event you expect to happen that will end the trading halt.

•	That you are not aware of any reason why the trading halt should not be granted.

•	Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours sincerely

[Sent electronically, without signature]

Dean Litis

Senior Companies Adviser

Direct Line: (03) 9617 8658

14 February 2007

ALUMINA LIMITED

ABN 85 004 820 419

Level 12, IBM Centre

60 City Road, Southbank

Victoria 3006 Australia

Mr D Litis

Senior Companies Advisor

Australian Stock Exchange

500 Collins Street

MELBOURNE 3000

Dear Dean

PRICE QUERY

I refer to your letter of 14 February 2007 in relation to the above and respond as follows.

1.	Alumina Limited is not aware of any information concerning it that has not been announced which, if known, could be an explanation for the trading in the securities of the Company on 13 February 2007. In particular, we are not aware of any information with respect to the recent press speculation concerning a possible takeover of Alcoa Inc by either Rio Tinto Limited or BHP Billiton Limited and the possible implications for the Company resulting from that takeover; and/or that the Company may be the subject of a private equity bid to which you refer, other than what has been reported in the press.

2.	Not applicable.

3.	We have no reason to believe that the net operating result attributable to members for the half year to 30 June 2007 would vary from the previous corresponding period by more than 15%, other than we are unable to predict the potential impact of:

•

the Company’s equity share of non-cash entries related to the revaluation, under period-end market conditions of AWAC’s future benefits and obligations arising from certain energy purchase contracts (“embedded derivatives”) and retirement benefit obligations. The impact from energy purchase contracts is dependent on future aluminium prices based on the forward market at the end of the period;

•

changes in the LME aluminium price and Australian dollar/US dollar exchange rate that may occur over the half year ending 30 June 2007. I refer you to our release to the ASX of 1 February 2007 which noted Alumina Limited’s 2007 underlying earnings sensitivities, based on 2006 underlying earnings and 2006 average LME and Australian dollar/US dollar exchange rates, being:

•

a US one cent movement in the average 3-month LME aluminium price is expected to impact underlying earnings by approximately A$10 million. The sensitivity of underlying earnings to the LME aluminium price is not linear, as it reflects the mix of AWAC sales contracts on varying terms and may vary with significant changes to the LME aluminium price;

•	each one cent movement in the average Australian dollar/US dollar exchange rate is expected to impact underlying earnings by approximately A$7 million.

4.	The Company does not expect to record any material abnormal or extraordinary items for the half year ending 30 June 2007.

5.	The Company does not have any other explanation for the price change in the securities of the Company on 13 February 2007.

6.	The Company is in compliance with the listing rules and, in particular, listing rule 3.1

Yours sincerely

STEPHEN FOSTER
COMPANY SECRETARY

Some statements in this release are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as “anticipate”, “estimates”, “should”, “will”, “expects”, “plans” or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2005.